Mail Stop 0308


            June 2, 2005

Michael Eyre c/o
Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 212
Carson City, Nevada  89701

Re:  	Shepard Inc.
      Registration Statement on Form SB-2
      Filed May 4, 2005
      File No. 333-124632

Dear Mr. Eyre:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that you have not commenced business operations nor realized any revenues from your planned operations.
It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why
Rule 419 does not apply.
2. It appears your fiscal year end is December 31. Please clearly disclose your fiscal year end.
Prospectus Cover Page
3. We note that you intend for your common stock to be quoted on the OTC Bulletin Board. Please clarify that, to be quoted on the
OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.

Summary, page 5
4. To provide balance to the summary, please state that you have received no revenues from operations to date and, as a result, you have received a going concern opinion from your auditors. Also disclose that management has no experience and that your president only spends 20% of his time on the business.

The Offering, page 5
5. Please add a separate paragraph that briefly explains how the absence of a public market for the common shares impacts share liquidity.

Plan of Distribution, page 11
6. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
7. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

Interests of Named Experts and Counsel, page 15
8. In accordance with Item 509 of Regulation S-B, please include a reference to the geological consultant whose consent is filed as an exhibit to your filing.

Description of Business, page 16
9. Please revise throughout the Business section to more clearly explain industry terms such as "turbidites" and "grab samples" on page 17.
10. Please refer to Biographical Information on page 13. You state that Mr. Eyre does not have any professional training or technical credentials in the exploration, development and operations of mines. Please indicate here in the Business section whether he has undertaken any measures to familiarize himself with your business, albeit non-professional.
11. We also note that Mr. MacDonald is on the boards of eight other mining companies. Please discuss here in the Business section potential conflicts of interest in this regard.

Exploration History, page 17
12. In the second paragraph, please identify the owner of the
CB-1
claim. It is not clear if you are referring to yourself or another party. Also, state the date the owner retained Mr. Timmins.

Plan of Operations, page 19
13. You indicate that your plan for the next twelve months is to complete the recommended phase one and two exploration programs on the CB-1 claim. Please enhance your disclosure to provide a more in-depth discussion of these programs including the details of your expected spending of $5,000 on Phase 1 and $20,000 on Phase 2. Also, please provide more detail on the types of general and administrative costs included in the additional $15,000 you expect to spend.
14. We note you do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for this exploration program. Please describe your plans in this regard. Explain what is required and how difficult it might be to find those persons.

Stockholders of our Common Shares, page 20
15. It appears that the number of shareholders shown here should be
32, rather than 31, since the selling shareholder table lists 32 individuals and the recent sales of unregistered securities shows
32 shareholders.  Please advise or revise.

Financial Statements, page 22
16. Please ensure you update your financial statements to include the quarter ended March 31, 2005. Refer to Item 310(g) of
Regulation S-B.



Statement of Operations
17. Earnings per share should be rounded to the nearest cent, in order not to imply a greater degree of precision than exists.
Please revise your filing accordingly.

2. Summary of Significant Accounting Policies, page 24

d) Foreign Currency Translation, page 25
18. You disclose that your functional currency is the U.S.
dollar.
Please tell us where the impact of translating foreign currency transactions during the period and period end account balances into
U.S. dollars is reflected in your financial statements. If you had no transactions in a currency other than the U.S. dollar, please confirm our understanding. Otherwise, please advise us of your accounting.

Outside Back Cover Page
19. Please refer to the second full paragraph on page 34. Please confirm that the dealer prospectus delivery obligation will appear on the outside back cover page. This is unclear based upon the present formatting of your preliminary prospectus. In addition, please be aware that only information permitted by Item 502 of Regulation S-B should appear on the outside back cover page. Accordingly, please also confirm that the Item 304 information will not appear on the outside back cover page.

Exhibit 5, Legality Opinion
20. We note your disclaimer in the last sentence of the first paragraph of your opinion. Please tell us how counsel is able to give the opinion without reviewing the registration statement.


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant
to
delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the
declaration
of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      You may contact David Digiacomo, Staff Accountant, at
(202)
551-3319 or George Ohsiek, Senior Staff Accountant, at (202)
551-
3843, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, David Mittelman, Legal Branch
Chief at (202) 551-3214, or me at (202) 551-3725 with any other questions.

      							Sincerely,


      							H. Christopher Owings
      Assistant Director

cc:	Michael Eyre
	Shepard Inc.
	Fax:  (604) 688-8872







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Michael Eyre
Shepard Inc.
June 2, 2005
Page 1